  Robert M. Kurucza
   202.346.4151
  rkurucza@goodwinlaw.com
Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

September 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Lisa N. Larkin, Esq.

Re:	North Square Investments Trust
Response to Staff Comments on Initial Registration Statement on Form N-1A
File Nos. 811-23373; 333-226989

Dear Ms. Larkin:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on September 21, 2018 regarding the Registrant’s initial registration statement on Form N-1A, as filed on August 23, 2018 (the “Registration Statement”). The Registration Statement was filed to register the following series of the Registrant: North Square Dynamic Small Cap Fund; North Square Global Resources & Infrastructure Fund; North Square International Small Cap Fund; North Square Multi Strategy Fund; North Square Oak Ridge Small Cap Growth Fund; North Square Oak Ridge Dividend Growth Fund; and North Square Oak Ridge Disciplined Growth Fund.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

LEGAL COMMENTS

Combined Funds Prospectus

Page 1 – North Square Oak Ridge Small Cap Growth Fund

1.
Comment: In footnote 3 to the fee table, you state, “Fees and expenses are based on estimated amounts for the current fiscal year.” Item 3, Instruction 6(a) of Form N-1A requires a New Fund to disclose such a footnote. Under Item 3, a New Fund is defined as a fund that does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the Fund’s initial fiscal year reporting operating results for a period of 6 months or less. The fund does not appear to fall under the definition of a New Fund. Please explain your basis for estimating amounts in footnote 3.

Ms. Larkin
September 26, 2018

Response:The Registrant has removed the referenced footnote in each Fund’s Fee and Expense Table in response to this comment.

Page 2 – North Square Oak Ridge Small Cap Growth Fund

2.
Comment: Under “Principal Investment Strategies,” you describe the multi-manager approach as though the Adviser and Trust are currently employing that structure. Yet, on page 16 under “Manager-of-Managers Arrangement,” you state that the Adviser and Trust “have applied for exemptive relief from the SEC” and explain the contingencies associated with a pending exemptive application. Please advise us of the status of the Adviser’s and Trust’s exemptive application. If the application is pending, (a) revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted; and (b) explain supplementally how the Adviser will hire new sub-advisers, if any, after the Funds’ registration statements is effective but before exemptive relief is granted. Please also revise such disclosure in the Standalone Fund Prospectus.

Response:The Registrant and the Adviser intend to file a “manager of managers” exemptive application shortly and, in any event, not later than the effective date of the Registration Statement. The Fund has revised the disclosure in the first paragraph of the “Principal Investment Strategies” section (and made corresponding changes to similar disclosure found elsewhere in the Prospectuses) as follows (deletions ~~in strikethrough~~):

In seeking to achieve the Fund’s investment objective, North Square Investments, LLC (“North Square” or the “Adviser”), the Fund’s investment adviser, ~~generally employs a “multi-manager” approach whereby it~~ has selected Oak Ridge Investments, LLC (the “Sub-Adviser”) to serve as the Fund’s investment sub-adviser (the “Sub-Adviser”) and allocates the Fund’s assets to the Sub-Adviser. The Adviser retains the ability to manage all or a portion of the Fund’s assets directly.

The Registrant confirms that, after the effective date of the Registration Statement but before any such exemptive relief is granted, the Adviser may only select a sub-adviser to manage a Fund and materially amend a sub-advisory agreement with a sub-adviser to a Fund in accordance with the requirements of Section 15 of 1940 Act. In particular, the Adviser would only be permitted to take such actions with approval by both the Board of Trustees, including a majority of the members of the Board who are not “interested persons” of the Registrant, and the vote of a “majority of the outstanding voting securities” of the relevant Fund, as such terms are defined in the 1940 Act.

Page 3 – North Square Oak Ridge Small Cap Growth Fund

3.
Comment: Under “Principal Risks of Investing,” if the fund is advised by or sold through an insured depositary institution, please state, “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” See Item 4(b)((1)(iii) of Form N-1A.

Ms. Larkin
September 26, 2018

Response: The Registrant confirms that the Funds are advised or sold through an insured depositary institution. The Registrant has made the requested revisions.

Page 8 – North Square International Small Cap Fund

4.
Comment: The page numbers at the bottom of the page appear to start at 1 for each new fund section. For example, under “Summary Section – North Square International Small Cap Fund,” the page number is 1, although it should be page 8. Please revise.

Response:The Registrant has made the requested revisions.

Page 6 – North Square Dynamic Small Cap Fund

5.
Comment: General Instruction C.3(b) of Form N-1A states, “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.” The Average Annual Total Returns table includes a column for three-year returns, but Item 4 of Form N-1A does not require or permit such a column. Please remove the column.

Response:The Registrant has made the requested revisions.

Page 5 – North Square Oak Ridge Disciplined Growth Fund

6.
Comment: The Average Annual Total Returns table contains the performance of the Russell 3000 Index. But the introductory paragraph under “Performance” states that the fund’s returns are compared to the average annual total returns of the Russell 1000 Growth Index and the S&P 500 Index. Please explain.

Response:The Registrant has revised the introductory paragraph in the “Performance” section to state that the average annual total returns of each class of the Fund are compared with the average annual total returns of the Russell 3000 Index.

Page 3 – North Square Multi Strategy Fund

7.
Comment: You state that the fund invests in high-yield debt securities, mortgage-related and other asset-backed securities, and bank loans, among other investments. Please tell us supplementally how much of the fund’s assets will be invested in each of these kinds of investment.

Response:The North Square Multi Strategy Fund will operate as a “fund of funds” that seeks to achieve its investment objective by primarily investing indirectly through affiliated and unaffiliated mutual funds (“underlying funds”) in a mix of equity and fixed income securities, which includes the investment types identified by the Staff. The Registrant notes that, as disclosed in the description of the Fund’s principal investment strategies, the Fund will not have target ranges for the allocation of assets among asset classes or individual underlying funds and there will be no maximum or minimum exposure that the Fund must maintain with respect to any asset class. Accordingly, the level of the Fund’s assets that are invested in any particular underlying fund, and the level of the Fund’s assets that are invested indirectly in any particular asset class (or sub-asset class), is expected to vary based on current or expected market conditions, risk management considerations, and other factors.

Ms. Larkin
September 26, 2018

The Registrant confirms supplementally that, while the Fund’s principal investment strategies will include investments in underlying funds that are invested in fixed income securities, including high-yield debt securities, mortgage-related and other asset-backed securities, and bank loans, among other investments, it is anticipated that, under normal circumstances, the Fund’s assets will be primarily invested directly or indirectly in equity securities. With respect to the fixed income securities in which the Fund may invest, to the extent any such security held by the Fund is deemed to be illiquid, it will be subject to the Fund’s restrictions on illiquid securities, as set forth in the Fund’s Prospectus and SAI. In addition, the Registrant notes that the “Principal Risks of Investing” section includes principal risk disclosures dedicated to each of the specific investment types identified by the Staff.

8.
Comment: Regarding “Bank Loan Risk,” your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time. Your principal risk disclosure also does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding these risks as principal risks of investing in the fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the fund.

Response: The Registrant has revised the “Bank Loan Risk” disclosure as follows (additions underlined):

Bank Loan Risk. Bank loans and loan participations are subject to credit risk, including the risk of nonpayment of principal or interest. Also, substantial increases in interest rates may cause an increase in loan defaults. Although the loans may be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid, or lose all or substantially all of its value subsequent to investment. Many loans are relatively illiquid or subject to restrictions on resale or assignment and may be difficult to value, which will have an adverse impact on the ability to dispose of particular bank loans in a favorable or timely fashion. Bank loans may also be subject to extension risk and prepayment risk. Transactions in bank loans are often subject to longer settlement periods (in excess of the standard T+2 days settlement cycle for most securities and often longer than seven days). As a result, sale proceeds potentially will not be available to the Fund to make additional investments or to use proceeds to meet its current redemption obligations. The Fund thus is subject to the risk of selling other investments at disadvantageous times or prices, or taking other actions necessary to raise cash to meet its redemption obligations such as borrowing from a bank or holding additional cash, which could result in losses to the Fund. In addition, bank loans and other similar instruments may not be considered “securities” and, as a result, the Fund may not be entitled to rely on the anti-fraud protections under the federal securities laws and instead may have to resort to state law and direct claims.

Ms. Larkin
September 26, 2018

Page 7 – North Square Multi Strategy Fund

9.
Comment: You state, “The performance information presented below for periods prior to October 17, 2014 is based on the performance of another mutual fund (the ‘Prior Predecessor Fund’), which was acquired as the result of a reorganization between the Predecessor Fund and Prior Predecessor Fund.” Please state the name of the Prior Predecessor Fund.

Response: The Registrant has revised the disclosure as follows (additions underlined; deletions ~~in strikethrough~~):

The performance information presented below for periods prior to October 17, 2014 is based on the performance of ~~another mutual fund~~ Pioneer Oak Ridge Large Cap Growth Fund (the ‘Prior Predecessor Fund’), which was acquired as the result of a reorganization between the Predecessor Fund and Prior Predecessor Fund.

Page 8 – North Square Multi Strategy Fund

10.
Comment: The Average Annual Total Returns table contains the performance of the Russell 3000 Growth Index and the Russell 1000 Growth Index. But the introductory paragraph under “Performance” states that the fund’s returns are compared to the average annual total returns of the Russell 1000 Growth Index and the S&P 500 Index. Please explain.

 Response: The Registrant has revised the introductory paragraph in the “Performance” section to state that the average annual total returns of each class of the Fund are compared with the average annual total returns of the Russell 1000 Growth Index and the S&P 500 Index.

Page 1 – More About the Funds’ Investment Objectives, Principal Investment Strategies and Risks

11.
Comment: Please state in the prospectus that each fund, as applicable, will provide shareholders with at least 60 days’ notice before changing a fund’s 80% policy. See Rule 35d-1. Please note that this notice requirement is different from the 60 days’ notice policy regarding each fund’s investment objective. Please also add such disclosure to the Standalone Fund Prospectus.

 Response: The Registrant acknowledges that the notice requirement set forth in Rule 35d-1 under the 1940 Act is different from the policy to provide at least 60 days’ prior written notice of a change to a Fund’s investment objective. The Registrant has added the following disclosure under the section of the Prospectus entitled “More About the Funds’ Investment Objectives, Principal Investment Strategies and Risks”:

Ms. Larkin
September 26, 2018

Each Fund’s investment objective is not fundamental and may be changed by the Board of Trustees without shareholder approval, upon at least 60 days’ prior written notice to shareholders before changing its investment objective. Should a Fund with a name suggesting a specific type of investment or industry change its policy of investing at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in the type of investment or industry suggested by its name, the Fund will provide shareholders at least 60 days’ notice prior to making the change. The Fund’s investment strategies and policies may be changed from time to time without shareholder approval or prior written notice, unless specifically stated otherwise in this Prospectus or the SAI. There can be no guarantee that the Fund will achieve its investment objective.

Standalone Fund Prospectus

Page 2 – Principal Investment Strategies

12.
Comment: The fund’s name is “North Square Global Resources & Infrastructure Fund.” Consistent with Rule 35d-1, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of natural resources and infrastructure companies. For purposes of this policy, the fund “may also invest in securities of companies that are suppliers to firms producing natural resources.” “Suppliers to firms producing natural resources” appears to be too broad. It is not clear what the suppliers supply. For example, if a telecommunications company supplies a natural resources firm with telecommunications services, in what respect is the telecommunications company a natural resources company? Please revise.

Response: The Registrant has revised the “Principal Investment Strategies” disclosure as follows (additions underlined; deletions ~~in strikethrough~~):

For purposes of this investment policy, the Fund may invest in instruments with economic characteristics similar to natural resources companies, such as publicly traded master limited partnership interests (“MLPs”). ~~The Fund may also invest in securities of companies that are suppliers to firms producing natural resources.~~ With respect to investments in natural resources companies, the Fund expects to primarily focus on timber and agribusiness companies….

Natural resources companies are companies that are primarily engaged in (i.e., have a majority of their assets committed to, or derive a majority of their revenue or profits from) the ownership, development, exploration, production, distribution or processing of natural resources, and in furnishing natural resource supplies and services to these companies. For these purposes, “natural resources” include energy sources (such as electricity, oil and gas), alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar and fuel cells), precious and other metals, forest products, real estate, food and agricultural products, and other basic commodities.

Ms. Larkin
September 26, 2018

Page 7 – Calendar-Year Total Return (before taxes) for Class I Shares

13.	Comment: Please insert the return amount near each year’s bar, in the same format used in the Combined Funds Prospectus, and add the return information for 2017.

Response: The Registrant has made the requested revisions.

Combined Funds Prospectus

Cover Page

14.
Comment: You state, “This Statement of Additional Information (‘SAI’) is not a prospectus, and it should be read in conjunction with the Prospectus dated [__], 2018, as may be amended from time to time of the North Square Oak Ridge Small Cap Growth Fund, North Square International Small Cap Fund, North Square Dynamic Small Cap Fund, Oak Ridge Disciplined Growth Fund, North Square Multi Strategy Fund, and Oak Ridge Dividend Growth Fund (each, a ‘Fund,’ and collectively, the ‘Funds’). Please add “North Square” before Oak Ridge Disciplined Growth Fund and Oak Ridge Dividend Growth Fund.

Response: The Registrant has made the requested revisions.

Page B-33 – Investment Restrictions

15.
Comment: In the fourth investment restriction, you state that each fund will not “[i]nvest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities).” Please add, “or group of industries” after “in any one industry.” See Item 16(c)(1)(iv) of Form N-1A. Please also add such disclosure to the same investment restriction in the Standalone Fund SAI.

Response: The Registrant has made the requested revisions.

Page B-39 – The Sub-Advisers

16.	Comment: You state that Algert Global LLC, a sub-adviser, is “100% employee-owned.” Please state the name of any person who controls the sub-adviser. See Item 19(a)(1) of Form N-1A.

Response: The Registrant has revised the disclosure as follows (additions underlined):

Algert is 100% employee-owned and is controlled by its Chief Executive Officer and Chief Investment Officer, Peter M. Algert.

Ms. Larkin
September 26, 2018

Page B-52 – Portfolio Turnover

17.
Comment: Please explain any significant variation in a fund’s portfolio turnover rates over the two most recently completed fiscal years. See Item 16(e) of Form N-1A. For example, the turnover rates appear to be significant for the Oak Ridge International Small Cap Fund (234%:124%) and the Oak Ridge Multi Strategy Fund (117%:17%). Also, please ensure that “North Square” appears at the beginning of each fund’s name in the portfolio turnover chart.

Response: The Registrant has made the requested revisions. The Registrant has revised disclosure regarding the Funds’ portfolio turnover as follows (additions underlined):

The increase in portfolio turnover in each of the North Square Dynamic Small Cap Fund, North Square International Small Cap Fund and North Square Multi Strategy Fund was due to asset inflows that resulted in additional purchases of securities.

ACCOUNTING COMMENTS

18.
Comment: Please confirm the total annual fund operating expenses after waiving fees and/or reimbursing expenses in the fee table for Small Cap Growth Fund – Class A. The total disclosed is 1.40%, but it appears the total should be 1.42% (since the expense limitation is 1.39% and excludes .03% in AFFE).

Response: The Registrant confirms that the total annual fund operating expenses after waiving fees and/or reimbursing expenses in the fee table for Class A shares of the Small Cap Growth Fund is 1.42%. The Registrant has revised the fee table to make the necessary corrections.

19.	Comment: Please include the effect of the fee waiver in the expense examples for Small Cap Growth Fund – Class C.

Response: The Registrant has made the requested revisions.

20.
Comment: For the Multi Strategy Fund (all classes), please explain why the ratios of expenses and net investment income to average net assets (before fees waived and expenses absorbed) disclosed in the Financial Highlights for the year ended May 31, 2018 found in the registration statement that was filed on 8/24/2018 differ from the ratios of expenses and net investment income to average net assets (before fees waived/recovered) disclosed in the Financial Highlights for the year ended May 31, 2018 found in the most recent annual report.

•
Ratio of expenses to average net assets for Class A: Registration Statement – 1.56% vs. Annual Report – 0.93%, Class C: Registration Statement – 2.28% vs. Annual Report – 1.66%, Class I: Registration Statement – 1.31% vs. Annual Report – 0.72%

•
Ratio of net investment income to average net assets for Class A: Registration Statement – (1.06%) vs. Annual Report – (0.43%), Class C: Registration Statement – (1.78%) vs. Annual Report – (1.16%), Class I: Registration Statement – (0.81%) vs. Annual Report – (0.22%)

Ms. Larkin
September 26, 2018

Response: The Registrant confirms that the Financial Highlights for the year ended May 31, 2018 contained in the Predecessor Fund’s most recent annual shareholder report includes the accurate ratios of expenses and net investment income to average net assets (before fees waived and expenses absorbed) for each shares class of the Multi Strategy Fund. The Registrant has revised the disclosure in the Financial Highlights in the Registration Statement to conform with such figures.

21.
Comment: Please also explain why the total annual fund operating expenses (excluding AFFE) disclosed in the fee table is significantly lower than the ratio of expenses to average net assets (before fees waived and expenses absorbed) for each class of the Multi Strategy Fund disclosed in the Financial Highlights found in the registration statement that was filed on 8/24/2018.

•	Class A: Fee Table – 0.83% vs. Financial Highlights – 1.56%, Class C: Fee Table – 1.73% vs. Financial Highlights – 2.28%, Class I: Fee Table – 0.80% vs. Financial Highlights – 1.31%

Response: The Registrant has revised both the total annual fund operating expenses (excluding AFFE) in the fee table and the ratio of expenses average net assets (before fees waived and expenses absorbed) for each share class of the Multi Strategy Fund to make the necessary corrections. The Registrant notes that certain differences remain between these two figures as a result of changes in prospective charges by new service providers to the Multi Strategy Fund following the Reorganization, which are reflected in the fee table for the Multi Strategy Fund.

22.
Comment: The recoupment amounts appear to be excluded from the one year expense example, but included in the three year, five year and ten year expense examples for Multi-Strategy Fund – Class I, however the recoupment amounts appear to be included in the one year expense example, but excluded from the three year, five year and ten year expense examples for Multi- Strategy Fund – Class A and Class C. Please explain.

Response: The Registrant has revised the Expense Examples for the Multi Strategy Fund to remove all recoupment amounts that had been inadvertently included in the initial filing of the Registration Statement.

23.	Comment: Please confirm the total amount of other expenses in the fee table for Dividend Growth Fund – Class I. The amount disclosed is 2.93%, but it appears it should be 2.98%.

 Response: The Registrant confirms that the total annual fund operating expenses after waiving fees and/or reimbursing expenses in the fee table for Class I shares of the Dividend Growth Fund is 1.41%. The Registrant has revised the fee table to make the necessary corrections.

Ms. Larkin
September 26, 2018

24.
Comment: Please confirm the total annual fund operating expenses after waiving fees and/or reimbursing expenses in the fee table for Dividend Growth Fund – Class A and Class I. It appears the totals are incorrect. Class A: 2.98% disclosed, but the total should be 1.26% and Class I: 2.93% disclosed, but the total should be 1.01%.

Response: The Registrant confirms that the total annual fund operating expenses after waiving fees and/or reimbursing expenses in the fee table for Class A shares and Class I shares of the Dividend Growth are 1.25% and 1.00%, respectively. The Registrant has revised the fee table to make the necessary corrections.

25.
Comment: Please represent to us in correspondence that you will not begin selling shares under the new funds’ prospectus until the old funds’ net assets of at least $100,000 are merged into the shell entity.

Response: The Registrant represents that it will not commence a public offering of shares of the Funds under their prospectuses (once declared effective by the SEC) until an initial seed capital investment of at least $100,000 has been deposited into the Registrant’s shell entity consistent with the requirements of Section 14(a) of the 1940 Act.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4151 or my colleague, Andrew L. Zutz, at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC David J. Gaspar, North Square Investments, LLC Andrew L. Zutz, Goodwin Procter LLP